UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 10, 2002

BLUE SQUARE - ISRAEL LTD.
(Translation of Registrant's Name into English)

2 Amal St., Sibal Industrial Park Rosh Ha'ain 48092, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By: ______________________

Iris Penso, Adv.
Corporate Legal Counsel
And Corporate Secretary

Date: July 10, 2002

Contact:
Blue Square-Israel Ltd.
Iris Penso, Advocate
Corporate Legal Counsel and Corporate Secretary
Tel: 972-3-9282670
Fax: 972-3-9021359
Email: irisp@coop.co.il

The District Court of Tel-Aviv Approves the Application Submitted by the Co-Op Blue Square Services Society Ltd. ("Co-Op") Management Committee regarding the sale of approximately 78.1% of the Ordinary Shares of Blue Square-Israel Ltd. ("Blue Square")

Rosh Haayin, Israel – July 9 2002 – (NYSE: BSI); On Monday July 8, 2002, the District Court of Tel-Aviv, following the meeting of the members of the Co-Op, approved a plan to sell the assets of the Co-Op, including approximately 78.1% of Blue Square Ordinary Shares. The consideration from the sale will be divided among the members of the Co-Op.

On February 13, 2002, the Co-Op Management Committee (which was appointed by the Registrar of Cooperative Societies, in August 2000) submitted an application to the District Court of Tel-Aviv, regarding a plan to sell the assets of the Co-Op, including approximately 78.1% of Blue Square Ordinary Shares. On February 19, 2002, the District Court of Tel-Aviv instructed the Co-Op Management Committee to convene a meeting of the members of the Co-Op pursuant to the provisions of section 350 of the Companies Law, 1999, in order to confirm the settlement (implementing the plan) between the Co-Op and its members. The meeting of the members of the Co-Op took place on May 15, 2002 and confirmed the proposed settlement by a majority of more than 99.9% of the members. On May 26, 2002, following the confirmation by the members of the Co-Op, the Co-Op Management Committee submitted an application to the District Court of Tel-Aviv to confirm the said settlement and to instruct the Co-Op Management Committee to commence the selling procedure. On Monday, July 8, 2002 the District Court approved the settlement.

The District Court of Tel-Aviv authorized the Co-Op Management Committee to carry out the settlement plan that was approved and to commence the selling procedure.

Furthermore, the District Court of Tel-Aviv appointed an Audit Committee for the Co-Op, comprised of three members. The members are: Mr. Reuven Bachar, Advocate, Mr. Haim Samet, Advocate and Dr. Moshe Druker, Advocate and C.P.A.

Blue Square is not currently aware when a sale of the assets of the Co-Op will take place or to the identity of any buyer(s).

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Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company's accounting policies, the effect of the political condition in Israel, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Security and Exchange Commission.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 10, 2002

BLUE SQUARE - ISRAEL LTD.
(Translation of Registrant's Name into English)

2 Amal St., Sibal Industrial Park Rosh Ha'ain 48092, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X